UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                    SCHEDULE 13G/A
                      Under the Securities Exchange Act of 1934
                                   (Amendment No._)*


   		                Progressive Corp.

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                                 (Name of Issuer)


                                  Common Stock
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                        (Title of Class of Securities)

                                   743315103

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                                 (CUSIP Number)


                               December 31, 2008
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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)

                                [_] Rule 13d-1(c)

                                [_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initialfiling on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (03-06)

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  CUSIP No.   743315103                 13G
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 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

      Davis Selected Advisers, L.P.

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 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]

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 3.   SEC Use Only


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 4.   Citizenship or Place of Organization

      Colorado Limited Partnership

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                     5.   Sole Voting Power

     Number of                 74,529,201 shares

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               0
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  80,032,687 shares

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               0

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 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          80,032,687 shares

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10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                   [_]

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11.   Percent of Class Represented by Amount in Row (9)

      11.85%

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12.   Type of Reporting Person

      IA
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Item 1(a). Name of Issuer:
           Progressive Corp.

Item 1(b). Address of Issuer's Principal Executive Offices:
           6300 WILSON MILLS RD MAYFIELD VILLAGE OH 44143

Item 2(a). Name of Persons Filing:
           Davis Selected Advisers, L.P.

Item 2(b). Address of Principal Business Office or, if none, Residence:
           2949 East Elvira Road, Suite 101
           Tucson, Arizona 85706

Item 2(c). Citizenship:
           Colorado Limited Partnership

Item 2(d). Title of Class of Securities:
           Common Stock

Item 2(e). CUSIP Number:
           743315103

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a :

(a).[_] Broker or dealer registered under Section 15 of the Act
(15 U.S.C. 78o).

(b).[_] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c).[_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d).[X] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e).[_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f).[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g).[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h).[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i).[_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
(15 U.S.C. 80a-3);

(j).[_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


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Item 4. Ownership.

(a). Amount beneficially owned:
See the response(s) to Item 9 on the attached cover page(s).

(b). Percent of Class:
See the response(s) to Item 11 on the attached cover page(s).

(c). Number of shares as to which such person has:

(i). Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

(ii). Shared power to vote or to direct the vote: See the response(s) to
Item 6 on the attached cover page(s).

(iii). Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

(iv). Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5. Ownership of Five Percent or Less of a Class.
Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another
Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.
Not Applicable

Item 9. Notice of Dissolution of Group.
Not Applicable

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


	BY		/s/ Anthony Frazia

	PRINT		Anthony Frazia,JD, CRCP
			Co-Chief Compliance Officer/Director of
			Institutional Operations, Compliance and Risk
			Management

	DATE		February 12, 2009